Exhibit 99.1

Aphria and Rapid Dose Therapeutics to Introduce Innovative QuickStrip™ Oral Thin Strips to German Cannabis Market

LEAMINGTON, ON and BURLINGTON, ON, Dec. 18, 2018 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) and Rapid Dose Therapeutics Inc. ("RDT") (CSE: DOSE) announced today that they have expanded the scope of their previously announced agreement (the "Agreement") expanding the territory where Aphria has been granted exclusive preferred rights to license, manufacture, distribute and sell RDT's QuickStrip™ innovative, proprietary delivery technology for the cannabis market to Germany.

"Germany is one of the most sought-after cannabis markets today, and Aphria continues to take a comprehensive approach to ensure a leading presence in the country as the opportunity evolves," said Jakob Ripshtein, President of Aphria. "Aphria is committed to bringing advanced products and innovations to cannabis markets around the world, and this agreement with RDT will enable us to bring QuickStrip™ technology to the German market and offer a unique nutraceutical product that delivers a consistent dosage."

RDT's proprietary QuickStrip™ technology is a Quick, Convenient, Precise, Discreet™ oral fast-dissolving drug delivery system that offers a smoke-free choice to consumers. Aphria expects to produce and distribute CBD-only Quickstrips™ in Germany by Spring 2019.

"We are focused and committed to providing consumers in the European cannabis markets a smoke-free delivery choice." said Mark Upsdell, CEO of RDT. "RDT will continue to build our strategic global partnerships. This agreement with Aphria strengthens QuickStrip™'s position as an international brand and delivery device to European consumers— while delivering health and improving outcomes."

As part of the Agreement, Aphria maintains the option to add future international markets as the opportunity in those markets evolve.

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About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 06:30e 18-DEC-18